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                                                                  EXHIBIT (C)(2)

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                    AMERICAN GENERAL                                          WESTERN NATIONAL
                    ----------------                                          ----------------

[American General   David W. Entrekin  or  John E. Pluhowski                  Patrick E. Grady
Logo]               Vice President -            Director - Corporate          Vice President -
                    Investor Relations         Communications                 Investor Relations
                    (212) 446-3109             (713) 831-1149                 (713) 888-7848
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FOR IMMEDIATE RELEASE
---------------------

           AMERICAN GENERAL ANNOUNCES CLOSING DATE AND EXCHANGE RATIO
           ----------------------------------------------------------
                    FOR WESTERN NATIONAL CORPORATION ACQUISITION
                    --------------------------------------------


     Houston, February 18, 1998 -- American General Corporation (NYSE: AGC) and Western National Corporation (NYSE: WNH) today jointly announced that American General expects to complete the $1.2 billion acquisition of the remaining 54% of Western National on February 25, 1998. The transaction, which was announced on September 12, 1997, is subject only to approval by Western National shareholders at a meeting to be held on February 25, 1998.

     Western National shareholders will receive consideration valued at $30.8951 for each share of Western National common stock. Shareholders may elect to have each share of their Western National common stock converted into 0.5413 shares of American General common stock or $30.8951 in cash. Elections for cash and American General common stock are each limited to no more than 50% of the aggregate consideration. The number of diluted shares outstanding will increase from 253.2 million to approximately 264.1 million as a result of the transaction.

     Both the exchange ratio and cash consideration were computed using an average price of $57.0719 per share of American General common stock. This average was determined by the average of the daily high and low sales prices of American General common stock during the 10 consecutive trading days ending on February 18, 1998.
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     Elections must be made using the Form of Election and Letter of Transmittal previously mad available to Western National shareholders, and must be received, together with appropriate share certificates or notice of guaranteed delivery, by First Chicago Trust Company of New York, the Exchange Agent, no later than 5:00 p.m. EST on February 23, 1998. A description of the election and allocation procedures is included in the Proxy Statement/Prospectus previously delivered to Western National shareholders. Western National shareholders requesting additional information or a Form of Election and Letter of Transmittal should contact Morrow & Company, Inc., the Information Agent, by calling (800) 662-5200.

     In December 1994, American General acquired 40% of Western National for $274 million or $11 per share. American General increased its ownership interest in Western National to 46% in September 1996 for $130 million or $17.92 per share.

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     Founded in 1944 and headquartered in Houston, Texas, Western National
Corporation is a leading provider of retirement annuity products. The company has assets of more than $11 billion and annuity reserves of $10 billion. Western National is the parent company of Western National Life Insurance Company, one of the largest life insurance companies in the United States.

               __________________________________________________

     American General Corporation is one of the nation's largest diversified financial services organizations with assets of $81 billion and shareholders' equity of $7.6 billion. Headquartered in Houston, it is a leading provider of retirement services, life insurance, and consumer loans to 12 million customers. American General common stock is listed on the New York, Pacific, London, and Swiss stock exchanges.

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